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nathan.greene@shearman.com (212) 848-4668	December 20, 2011

Bo Howell
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

First Eagle High Yield Fund (the “Fund”)
File Nos. 033-63560 and 811-7762

Dear Mr. Howell:

Thank you for your comments regarding the registration statement on Form N-1A of the Fund, filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2011 (the “Registration Statement”). As you know, we submitted a comment response letter to you last week and, after a telephone call with you this past Friday, understand that the only remaining comment warranting discussion is that relating to our industry concentration policy (incorporated into our earlier comment response letter as discussion of Comments #17 and #18).

This letter confirms that we will withdraw the interpretive discussion of our industry concentration policy. As the language in question will no longer appear in the Registration Statement, we believe your your earlier comment is no longer necessary.

Kindly expect our fully revised filing either today or (if we miss today’s filing cut-off) overnight and appearing in your Edgar inbox in the morning. You also should expect an acceleration request from the First Eagle Funds. We are hoping that the newly filed Registration Statement can be declared effective tomorrow (December 21) or as soon after that as possible.

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The First Eagle Funds acknowledge that should the Commission or its Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the First Eagle Funds acknowledge that the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the funds

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Bo Howell	December 20, 2011

from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The First Eagle Funds further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4668.

Very truly yours,

/s/ Nathan J. Greene